Exhibit 99.27

FORM 51-102F3

Material Change Report

ITEM 1.

NAME AND ADDRESS OF COMPANY

Formation Capital Corporation, Suite 1510 – 999 West Hastings St., Vancouver, B.C. V6C 2W2

ITEM 2.

DATE OF MATERIAL CHANGE

March 31, 2005

ITEM 3.

NEWS RELEASE

Issued March 31, 2005 and distributed through the facilities of of the TSX Exchange, CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The issuer has received updated resource calculations from Mine Development Associates that demonstrate a 67% increase over the estimate outlined in Mine Development Associates 2001 pre-feasibility study in measured and indicated resource on the Ram deposit of the Company’s 100% owned Idaho Cobalt Project.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

Not applicable.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Mari-Ann Green, CEO

Telephone:

604-682-6229

ITEM 9.

DATE OF REPORT